Annual and Special General Shareholders Meeting of Foresight Autonomous Holdings Ltd.

Date: July 17, 2017

See Voting Instruction On Reverse Side.

Please make your marks like this: ☒ Use pen only

	For	Abstain	Against
1	☐	☐	☐
	Yes	No	
1a	☐	☐	
	For	Abstain	Against
2	☐	☐	☐
	Yes	No	
2a	☐	☐	
	For	Abstain	Against
3	☐	☐	☐
	Yes	No	
3a	☐	☐	
	For	Abstain	Against
4	☐	☐	☐
	Yes	No	
4a	☐	☐	
	For	Abstain	Against
5	☐	☐	☐
	Yes	No	
5a	☐	☐	
	For	Abstain	Against
6	☐	☐	☐
	Yes	No	
6a	☐	☐	
	For	Abstain	Against
7	☐	☐	☐
	Yes	No	
7a	☐	☐	
	For	Abstain	Against
8	☐	☐	☐
	Yes	No	
8a	☐	☐	
	Yes	No	
9	☐	☐	

Authorized Signatures - This section must be completed for your instructions to be executed.

____________________ Please Sign Here   ________________ Please Date Above

____________________ Please Sign Here   ________________ Please Date Above

← Please separate carefully at the perforation and return just this portion in the envelope provided. ←

Annual and Special General Shareholders Meeting
Foresight Autonomous Holdings Ltd.
to be held July 17, 2017
For Holders as of June 12, 2017

MAIL

- Mark, sign and date your Voting Instruction Form.
- Detach your Voting Instruction Form.
- Return your Voting Instruction Form in the postage-paid envelope provided.

All votes must be received by 12:00 pm, New York Time July 11, 2017.

PROXY TABULATOR FOR
FORESIGHT AUTONOMOUS HOLDINGS LTD.
P.O. BOX 8016
CARY, NC 27512-9903

EVENT #

CLIENT #

Foresight Autonomous Holdings Ltd.

Instructions to The Bank of New York Mellon, as Depositary
(Must be received prior to 12 p.m. NYC Time on July 11, 2017)

The undersigned Holder of American Depositary Receipts ("ADRs") hereby acknowledges receipt of a Notice to Holders from the Depositary and hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the number of ordinary shares or other deposited securities represented by such ADRs of **Foresight Autonomous Holdings Ltd.** (the "Company") registered in the name of the undersigned on the books of the Depositary as of the close of business **June 12, 2017**, at the Company's **Annual and Special General Shareholders Meeting to be held on Monday, July 17, 2017, at 3:00 p.m. (Israel time),** at the offices of the company's legal advisers, Eitan Mehulal & Sadot, Law Offices, at 10 Abba Eban Boulevard, Ackerstein Towers, Building C (floor 7), Herzliya, Israel.

A deferred meeting, if required, will take place on Monday, July 24, 2017, at the same time and the same place.

NOTE:

Please direct the Depositary how to vote by completing the reverse side. This voting Instruction Card, when properly executed and returned, will be a request to the Depositary to vote or cause to be voted the shares or other Deposited Securities represented by your ADRs as directed herein.

The Depositary shall not vote or attempt to exercise the right to vote that attaches to the shares or other Deposited Securities, other than in accordance with such instructions.

The Board of Directors recommends that you vote in favor of the proposals, which are described in the proxy statement.

To review materials for the upcoming AGM, please visit: http://ir.foresightauto.com/sec-filings/

(Continued and to be marked, dated and signed, on the other side)

1 To approve the extension of the term of office of the firm of Brightman, Almagor, Zohar & Co., as the firm of independent auditors of the company until the end of the next annual general meeting of the company, and to authorize the Board of Directors of the company to determine its remuneration.

1a Are you a controlling owner or someone with a personal interest in the resolution?

(MUST BE COMPLETED FOR VOTE TO BE COUNTED ON PROPOSAL 1)

2 To approve the company's remuneration policy, in the form attached as Annex A of the Meeting Report.

2a Are you a controlling owner or someone with a personal interest in the resolution?

(MUST BE COMPLETED FOR VOTE TO BE COUNTED ON PROPOSAL 2)

3 To appoint Mrs. Vered Raz-Avayo as a director of the company, in accordance with the Articles of Association of the company.

3a Are you a controlling owner or someone with a personal interest in the resolution?

(MUST BE COMPLETED FOR VOTE TO BE COUNTED ON PROPOSAL 3)

4 To appoint Mr. Daniel Avidan as an external director of the company for a term of office of three years, starting on the date of the meeting's approval.

4a Are you a controlling owner or someone with a personal interest in the resolution?

(MUST BE COMPLETED FOR VOTE TO BE COUNTED ON PROPOSAL 4)

5 To reappoint Mr. Zeev Levenberg as an external director of the company for an additional (third) term of office of three years, starting on the date of the meeting's approval.

5a Are you a controlling owner or someone with a personal interest in the resolution?

(MUST BE COMPLETED FOR VOTE TO BE COUNTED ON PROPOSAL 5)

6 To approve the issuance of 300,000 non-tradable options of the company, which can be exercised for 300,000 ordinary shares of the company without a nominal value, for the candidate for holding office as a director of the company, Mrs. Vered Raz-Avayo (subject to her appointment as director of the company, pursuant to section 1.4 of the Meeting Report), and subject to the amendment of the remuneration policy of the company, as stated in section 1.3 of the Meeting Report, for each of the external directors of the company, Messrs. Zeev Levenberg (subject to his appointment for an additional term of office as external director of the company, as stated in section 1.6 of the Meeting Report), and Avishay Cohen, and for the candidate to hold office as an external director of the company, Mr. Daniel Avidan (subject to his appointment as an external director of the company, pursuant to section 1.5 of the Meeting Report), as stated in part 2 of the Meeting Report.

6a Are you a controlling owner or someone with a personal interest in the resolution?

(MUST BE COMPLETED FOR VOTE TO BE COUNTED ON PROPOSAL 6)

7 To issue 970,000 non-tradable options of the company, which can be exercised for 970,000 ordinary shares of the company without a nominal value, to 12 employees of Magna, the direct controlling owner of the company, as stated in part 3 of the Meeting Report.

7a Are you a controlling owner or someone with a personal interest in the resolution?

(MUST BE COMPLETED FOR VOTE TO BE COUNTED ON PROPOSAL 7)

8 To give the company approval to enter into a liability insurance policy for directors and officers of the company, and to insure, pursuant to the terms of the policy, both the directors and officers of the company that are not the controlling owner of the company or a relation thereof, and the directors and officers that are the controlling owner of the company or a relation thereof, pursuant to the terms of the proposed policy, as stated in part 3 of the Meeting Report.

8a Are you a controlling owner or someone with a personal interest in the resolution?

(MUST BE COMPLETED FOR VOTE TO BE COUNTED ON PROPOSAL 8)

9 Are you a senior officer or an institutional investor as defined in the Israeli Securities Law?

PROXY TABULATOR FOR
Foresight Autonomous Holdings Ltd.
P.O. Box 8016
CARY, NC 27512-9903